FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 6, 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Condensed consolidated income statement
for the quarter ended 31 March 2011

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
	£m	£m	£m

Interest receivable	5,401	5,612	5,692
Interest payable	(2,100)	(2,032)	(2,150)

Net interest income	3,301	3,580	3,542

Fees and commissions receivable	1,642	2,052	2,051
Fees and commissions payable	(260)	(449)	(572)
Income from trading activities	835	364	1,766
Other operating income (excluding insurance premium income)	391	1,003	447
Insurance net premium income	1,149	1,272	1,289

Non-interest income	3,757	4,242	4,981

Total income	7,058	7,822	8,523

Staff costs	(2,399)	(2,194)	(2,689)
Premises and equipment	(571)	(709)	(535)
Other administrative expenses	(921)	(1,048)	(1,011)
Depreciation and amortisation	(424)	(546)	(482)
Write-down of goodwill and other intangible assets	-	(10)	-

Operating expenses	(4,315)	(4,507)	(4,717)

Profit before other operating charges and impairment losses	2,743	3,315	3,806
Insurance net claims	(912)	(1,182)	(1,136)
Impairment losses	(1,947)	(2,141)	(2,675)

Operating loss before tax	(116)	(8)	(5)
Tax (charge)/credit	(423)	3	(107)

Loss from continuing operations	(539)	(5)	(112)
Profit from discontinued operations, net of tax	10	55	313

(Loss)/profit for the period	(529)	50	201
Non-controlling interests	1	(38)	(344)
Preference share and other dividends	-	-	(105)

(Loss)/profit attributable to ordinary and B shareholders	(528)	12	(248)

Basic loss per ordinary and B share from continuing operations	(0.5p)	-	(0.2p)

In the income statement above one-off and other items as shown on page 16 are included in the appropriate caption. A reconciliation between the income statement above and the managed view income statement on page 10 is given in Appendix 1 to this announcement.

Condensed consolidated statement of comprehensive income
for the quarter ended 31 March 2011

	31 March 2011	31 December 2010	31 March 2010
	£m	£m	£m

(Loss)/profit for the period	(529)	50	201

Other comprehensive (loss)/income
Available-for-sale financial assets (1)	(37)	(1,132)	415
Cash flow hedges	(227)	(353)	(195)
Currency translation	(360)	34	785
Actuarial gains on defined benefit plans	-	158	-

Other comprehensive (loss)/income before tax	(624)	(1,293)	1,005
Tax (charge)/credit	32	393	(115)

Other comprehensive (loss)/income after tax	(592)	(900)	890

Total comprehensive (loss)/income for the period	(1,121)	(850)	1,091

Total comprehensive (loss)/income recognised in the statement of changes in equity is attributable as follows:
Non-controlling interests	(9)	52	325
Preference shareholders	-	-	105
Ordinary and B shareholders	(1,112)	(902)	661

	(1,121)	(850)	1,091

Note:
(1)	Analysis provided on page 84.

Key point
•
The Q1 2011 currency translation movement represents the net charge on retranslating net investments in foreign operations and related currency hedging, following the weakening of the US dollar against sterling since the year end.

Condensed consolidated balance sheet
at 31 March 2011

	31 March 2011	31 December 2010
	£m	£m

Assets
Cash and balances at central banks	59,591	57,014
Net loans and advances to banks	59,304	57,911
Reverse repurchase agreements and stock borrowing	45,148	42,607
Loans and advances to banks	104,452	100,518
Net loans and advances to customers	494,148	502,748
Reverse repurchase agreements and stock borrowing	60,511	52,512
Loans and advances to customers	554,659	555,260
Debt securities	231,384	217,480
Equity shares	22,212	22,198
Settlement balances	23,006	11,605
Derivatives	361,048	427,077
Intangible assets	14,409	14,448
Property, plant and equipment	15,846	16,543
Deferred tax	6,299	6,373
Prepayments, accrued income and other assets	11,355	12,576
Assets of disposal groups	8,992	12,484

Total assets	1,413,253	1,453,576

Liabilities
Bank deposits	63,829	66,051
Repurchase agreements and stock lending	39,615	32,739
Deposits by banks	103,444	98,790
Customer deposits	428,474	428,599
Repurchase agreements and stock lending	90,432	82,094
Customer accounts	518,906	510,693
Debt securities in issue	215,968	218,372
Settlement balances	21,394	10,991
Short positions	50,065	43,118
Derivatives	360,625	423,967
Accruals, deferred income and other liabilities	23,069	23,089
Retirement benefit liabilities	2,257	2,288
Deferred tax	2,094	2,142
Insurance liabilities	6,754	6,794
Subordinated liabilities	26,515	27,053
Liabilities of disposal groups	6,376	9,428

Total liabilities	1,337,467	1,376,725

Equity
Non-controlling interests	1,710	1,719
Owners' equity*
Called up share capital	15,156	15,125
Reserves	58,920	60,007

Total equity	75,786	76,851

Total liabilities and equity	1,413,253	1,453,576

* Owners' equity attributable to:
Ordinary and B shareholders	69,332	70,388
Other equity owners	4,744	4,744

	74,076	75,132

Commentary on condensed consolidated balance sheet

Total assets of £1,413.3 billion at 31 March 2011 were down £40.3 billion, 3%, compared with 31 December 2010. This principally reflects the reduction in the mark-to-market value of derivatives within Global Banking & Markets and the continuing planned disposal of Non-Core assets, offset in part by higher settlement balances as a result of increased customer activity from seasonal year-end lows.

Loans and advances to banks increased by £3.9 billion, 4%, to £104.5 billion including reverse repurchase agreements and stock borrowing ('reverse repos'), up £2.5 billion, 6%, to £45.2 billion and bank placings up £1.4 billion, 2%, to £59.3 billion.

Loans and advances to customers declined £0.6 billion to £554.7 billion. Within this, reverse repurchase agreements were up £8.0 billion, 15%, to £60.5 billion. Customer lending decreased by £8.6 billion to £494.1 billion, or £513.3 billion before impairments. This reflected planned reductions in Non-Core of £7.3 billion along with declines in Global Banking & Markets, £4.7 billion and Ulster Bank, £0.4 billion. These were partially offset by growth in Global Transaction Services, £2.7 billion, UK Retail, £1.6 billion, UK Corporate, £0.8 billion and Wealth, £0.3 billion, together with the effect of exchange rate and other movements.

Debt securities were up £13.9 billion, 6%, to £231.4 billion, driven mainly by increased holdings of government bonds within Global Banking & Markets.

Settlement asset balances rose £11.4 billion, 98%, to £23.0 billion as a result of increased customer activity from seasonal year-end lows.

Movements in the value of derivative assets, down £66.0 billion, 15%, to £361.0 billion, and liabilities, down £63.3 billion 15% to £360.6 billion, primarily reflect decreases in interest rate contracts, higher interest rates and the net effect of currency movements, with Sterling strengthening against the US dollar but weakening against the Euro.

The reduction in assets and liabilities of disposal groups primarily resulted from the completion of parts of the RBS Sempra Commodities JV business disposal.

Deposits by banks increased £4.7 billion, 5%, to £103.4 billion, with higher repurchase agreements and stock lending ('repos'), up £6.9 billion, 21%, to £39.6 billion offset by reduced inter-bank deposits, down £2.2 billion, 3%, to £63.8 billion.

Customer accounts increased £8.2 billion, 2%, to £518.9 billion. Within this, repos increased £8.3 billion, 10%, to £90.4 billion. Excluding repos, customer deposits were down £0.1 billion at £428.5 billion, reflecting decreases in Global Banking & Markets, £2.2 billion, offset by growth in Wealth, £1.1 billion, UK Corporate, £0.6 billion, Non-Core £0.4 billion and Ulster Bank £0.3 billion, together with exchange and other movements.

Settlement liability balances were up £10.4 billion, 95%, to £21.4 billion and short positions rose £6.9 billion, 16% to £50.1 billion due to increased customer activity from seasonal year-end lows.

Commentary on condensed consolidated balance sheet

Subordinated liabilities decreased by £0.5 billion, 2% to £26.5 billion. This reflected the redemption of £0.2 billion US dollar subordinated notes, together with the effect of exchange rate movements and other adjustments of £0.3 billion.

Owner's equity decreased by £1.1 billion, 1%, to £74.1 billion, driven by the £0.5 billion attributable loss for the period together with movements in foreign exchange reserve, £0.4 billion and cash flow hedging reserves, £0.2 billion.

Average balance sheet

	Quarter ended
	31 March 2011	31 December 2010
Average yields, spreads and margins of the banking business	%	%

Gross yield on interest-earning assets of banking business	3.33	3.35
Cost of interest-bearing liabilities of banking business	(1.57)	(1.57)

Interest spread of banking business	1.76	1.78
Benefit from interest-free funds	0.27	0.24

Net interest margin of banking business	2.03	2.02

Average interest rates
The Group's base rate	0.50	0.50

London inter-bank three month offered rates
- Sterling	0.79	0.74
- Eurodollar	0.31	0.29
- Euro	1.04	0.96

Average balance sheet (continued)

	Quarter ended			Quarter ended
	31 March 2011			31 December 2010
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	64,021	172	1.09	61,826	167	1.07
Loans and advances to customers	474,177	4,593	3.93	481,973	4,757	3.92
Debt securities	120,380	638	2.15	117,581	654	2.21

Interest-earning assets - banking business	658,578	5,403	3.33	661,380	5,578	3.35

Trading business	279,164			276,306
Non-interest earning assets	507,209			646,384

Total assets	1,444,951			1,584,070

Memo: Funded assets	1,066,690			1,072,447

Liabilities
Deposits by banks	66,671	259	1.58	70,567	287	1.61
Customer accounts	329,825	831	1.02	333,895	928	1.10
Debt securities in issue	175,585	846	1.95	189,751	825	1.72
Subordinated liabilities	25,078	170	2.75	27,756	203	2.90
Internal funding of trading business	(52,013)	8	(0.06)	(63,213)	(30)	0.19

Interest-bearing liabilities - banking business	545,146	2,114	1.57	558,756	2,213	1.57

Trading business	301,753			288,431
Non-interest-bearing liabilities
- demand deposits	63,701			67,707
- other liabilities	459,981			593,802
Owners' equity	74,370			75,374

Total liabilities and Owners' equity	1,444,951			1,584,070

Notes:
(1)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
(2)
Interest-earning assets and interest-bearing liabilities exclude the Retail bancassurance long-term assets and liabilities, attributable to policyholders, in view of their distinct nature. As a result, net interest income has been increased by nil    for Q1 2011 (Q4 2010 - £2 million).

(3)
Interest receivable has been decreased by £1 million for Q1 2011 (Q4 2010 - £1 million) and interest payable has been increased by nil for Q1 2011 (Q4 2010 - £1 million) to exclude the RFS Holdings minority interest. Related interest-earning assets and interest-bearing liabilities have also been adjusted.

(4)
Interest receivable has been increased by £3 million for Q1 2011 (Q4 2010 - £35 million decrease) and interest payable has been increased by £29 million for Q1 2011 (Q4 2010 - £45 million decrease) to record interest on financial assets and liabilities designated as at fair value through profit or loss. Related interest-earning assets and interest-bearing liabilities have also been adjusted.

(5)	Interest payable has been decreased by £15 million for Q1 2011 (Q4 2010 - increased by £225 million) in respect of non-recurring adjustments.

Condensed consolidated statement of changes in equity
for the quarter ended 31 March 2011

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
	£m	£m	£m

Called-up share capital
At beginning of period	15,125	15,030	14,630
Ordinary shares issued	31	121	401
Preference shares redeemed	-	1	-
Cancellation of non-voting deferred shares	-	(27)	-

At end of period	15,156	15,125	15,031

Paid-in equity
At beginning and end of period	431	431	565

Share premium account
At beginning of period	23,922	23,858	23,523
Ordinary shares issued	-	64	217

At end of period	23,922	23,922	23,740

Merger reserve
At beginning of period	13,272	13,272	25,522
Transfer to retained earnings	-	-	(12,250)

At end of period	13,272	13,272	13,272

Available-for-sale reserve
At beginning of period	(2,037)	(1,242)	(1,755)
Unrealised gains/(losses)	162	(1,148)	528
Realised (gains)/losses	(197)	16	(147)
Tax	9	337	(153)

At end of period	(2,063)	(2,037)	(1,527)

Cash flow hedging reserve
At beginning of period	(140)	119	(252)
Amount recognised in equity	14	(149)	(11)
Amount transferred from equity to earnings	(241)	(197)	10
Tax	53	87	(19)

At end of period	(314)	(140)	(272)

Condensed consolidated statement of changes in equity
for the quarter ended 31 March 2011 (continued)

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
	£m	£m	£m

Foreign exchange reserve
At beginning of period	5,138	5,085	4,528
Retranslation of net assets	(429)	-	1,109
Foreign currency gains/(losses) on hedges of net assets	76	(6)	(420)
Tax	(31)	34	12
Recycled to profit or loss on disposal of businesses	-	25	-

At end of period	4,754	5,138	5,229

Capital redemption reserve
At beginning of period	198	172	170
Preference shares redeemed	-	(1)	-
Cancellation of non-voting deferred shares	-	27	-

At end of period	198	198	170

Contingent capital reserve
At beginning and end of period	(1,208)	(1,208)	(1,208)

Retained earnings
At beginning of period	21,239	20,904	12,134
(Loss)/profit attributable to ordinary and B shareholders and other equity owners
- continuing operations	(530)	12	(139)
- discontinued operations	2	-	(4)
Equity preference dividends paid	-	-	(105)
Transfer from merger reserve	-	-	12,250
Actuarial gains/(losses) recognised in retirement benefit schemes
- gross	-	158	-
- tax	-	(71)	-
Purchase of non-controlling interests	-	(38)	-
Shares issued under employee share schemes	(41)	(2)	(7)
Share-based payments
- gross	38	282	35
- tax	5	(6)	-

At end of period	20,713	21,239	24,164

Own shares held
At beginning of period	(808)	(821)	(121)
Shares disposed/(purchased)	12	11	(374)
Shares issued under employee share schemes	11	2	7

At end of period	(785)	(808)	(488)

Owners' equity at end of period	74,076	75,132	78,676

Condensed consolidated statement of changes in equity
for the quarter ended 31 March 2011 (continued)

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
	£m	£m	£m

Non-controlling interests
At beginning of period	1,719	1,780	16,895
Currency translation adjustments and other movements	(7)	15	96
(Loss)/profit attributable to non-controlling interests
- continuing operations	(9)	(17)	27
- discontinued operations	8	55	317
Dividends paid	-	17	(2,674)
Movements in available-for-sale securities
- unrealised gains/(losses)	1	(2)	25
- realised (gains)/losses	(3)	1	9
- tax	1	-	(3)
Movements in cash flow hedging reserves
- amounts recognised in equity	-	(21)	(195)
- amounts transferred from equity to earnings	-	-	1
- tax	-	6	48
- recycled to profit or loss on disposal of discontinued operations	-	15	-
Equity raised	-	58	511
Equity withdrawn and disposals	-	(188)	(4,693)

At end of period	1,710	1,719	10,364

Total equity at end of period	75,786	76,851	89,040

Total comprehensive (loss)/income recognised in the statement of changes in equity is attributable as follows:
Non-controlling interests	(9)	52	325
Preference shareholders	-	-	105
Ordinary and B shareholders	(1,112)	(902)	661

	(1,121)	(850)	1,091

Notes

1. Basis of preparation
Having reviewed the Group's forecasts, projections and other relevant evidence, the directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future. Accordingly, the Interim Management Statement for the quarter ended 31 March 2011 has been prepared on a going concern basis.

2. Accounting policies
The annual accounts are prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) of the IASB as adopted by the European Union (EU) (together IFRS). The Group's Financial Statements are prepared in accordance with IFRS as issued by the IASB. There have been no significant changes to the Group's principal accounting policies as set out on pages 275 to 283 of the 2010 Annual Report and Accounts.

Notes (continued)

3. Analysis of income, expenses and impairment losses

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
	£m	£m	£m

Loans and advances to customers	4,593	4,755	4,697
Loans and advances to banks	172	167	140
Debt securities	636	690	855

Interest receivable	5,401	5,612	5,692

Customer accounts	831	926	868
Deposits by banks	259	288	297
Debt securities in issue	817	866	854
Subordinated liabilities	185	(18)	200
Internal funding of trading businesses	8	(30)	(69)

Interest payable	2,100	2,032	2,150

Net interest income	3,301	3,580	3,542

Fees and commissions receivable	1,642	2,052	2,051
Fees and commissions payable
- banking	(181)	(392)	(466)
- insurance related	(79)	(57)	(106)

Net fees and commissions	1,382	1,603	1,479

Foreign exchange	203	217	449
Interest rate	893	(165)	954
Credit	(492)	83	(23)
Other	231	229	386

Income from trading activities	835	364	1,766

Operating lease and other rental income	322	369	343
Changes in fair value of own debt	(294)	472	(210)
Changes in the fair value of securities and other financial assets and liabilities	68	(83)	14
Changes in the fair value of investment properties	(25)	(293)	(3)
Profit/(loss) on sale of securities	236	(10)	148
Profit on sale of property, plant and equipment	11	29	9
(Loss)/profit on sale of subsidiaries and associates	(29)	511	70
Life business (losses)/profits	(2)	29	35
Dividend income	15	11	20
Share of profits less losses of associated entities	7	14	22
Other income	82	(46)	(1)

Other operating income	391	1,003	447

Non-interest income (excluding insurance net premium income)	2,608	2,970	3,692
Insurance net premium income	1,149	1,272	1,289

Total non-interest income	3,757	4,242	4,981

Total income	7,058	7,822	8,523

Notes (continued)

3. Analysis of income, expenses and impairment losses (continued)

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
	£m	£m	£m

Staff costs
- wages, salaries and other staff costs	2,059	1,859	2,294
- bonus tax	11	15	54
- social security costs	192	166	194
- pension costs	137	154	147
	2,399	2,194	2,689
Premises and equipment	571	709	535
Other	921	1,048	1,011

Administrative expenses	3,891	3,951	4,235
Write-down of goodwill and other intangible assets	-	10	-
Depreciation and amortisation	424	546	482

Operating expenses	4,315	4,507	4,717

General insurance	912	1,151	1,107
Bancassurance	-	31	29

Insurance net claims	912	1,182	1,136

Loan impairment losses	1,898	2,155	2,602
Securities impairment losses	49	(14)	73

Impairment losses	1,947	2,141	2,675

Note:
A reconciliation between key line items within the income statements on page 10 and page 57 is shown in Appendix 1 to this announcement.

Notes (continued)

4. Loan impairment provisions
Operating profit/(loss) is stated after charging loan impairment losses of £1,898 million (31 December 2010 - £2,155 million). The balance sheet loan impairment provisions increased in the quarter ended 31 March 2011 from £18,182 million to £19,258 million and the movements thereon were:

	Quarter ended 31 March 2011			Quarter ended 31 December 2010
	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

At beginning of period	7,866	10,316	18,182	7,791	9,879	17,670
Transfers to disposal groups	-	(9)	(9)	-	(5)	(5)
Intra-group transfers	177	(177)	-	(217)	217	-
Currency translation and other adjustments	56	95	151	147	(235)	(88)
Disposals	-	-	-	-	(3)	(3)
Amounts written-off	(514)	(438)	(952)	(745)	(771)	(1,516)
Recoveries of amounts previously written-off	39	80	119	29	67	96
Charge to income statement	852	1,046	1,898	912	1,243	2,155
Unwind of discount	(60)	(71)	(131)	(51)	(76)	(127)

At end of period	8,416	10,842	19,258	7,866	10,316	18,182

Provisions at 31 March 2011 include £130 million (31 December 2010 - £127 million) in respect of loans and advances to banks.

The table above excludes impairment charges relating to securities.

5. Strategic disposals
	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
	£m	£m	£m

(Loss)/gain on sale and provision for loss on disposal of investments in:
- RBS Asset Management's investment strategies business	-	-	80
- Global Merchant Services	47	837	-
- Non-Core project finance assets	-	(221)	-
- Other	(70)	(114)	(27)

	(23)	502	53

Notes (continued)

6. Tax
The (charge)/credit for tax differs from the tax credit computed by applying the standard UK corporation tax rate of 26.5% (2010 - 28%) as follows:
	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
	£m	£m	£m

Loss before tax	(116)	(8)	(5)

Tax credit based on the standard UK corporation tax rate of 26.5% (2010-28%)	31	2	1
Unrecognised timing differences	5	11	(52)
Items not allowed for tax
- losses on strategic disposals and write downs	(3)	(129)	(6)
- other	(40)	(190)	(25)
Non-taxable items
- gain on sale of Global Merchant Services	12	221	-
- gain on redemption of own debt	-	(1)	-
- other	12	240	2
Taxable foreign exchange movements	2	2	-
Foreign profits taxed at other rates	(200)	(131)	(124)
UK tax rate change - deferred tax impact	(87)	8	-
Losses in period where no deferred tax asset recognised	(166)	(96)	(83)
Losses brought forward and utilised	16	(8)	8
Adjustments in respect of prior periods	(5)	74	172

Actual tax (charge)/credit	(423)	3	(107)

The high charge in the first three months of 2011 reflects profits in high tax regimes (principally US) and losses in low tax regimes (principally Ireland), losses in overseas subsidiaries for which a deferred tax asset has not been recognised (principally Ireland and the Netherlands) and the effect of the reduction of 1% in the rate of UK Corporation Tax enacted in March 2011 on the net deferred tax balance.

The combined effect of the Irish tax losses and the 1% change in the standard rate of UK corporation tax accounts for £331 million (73%) of the difference between the actual tax charge and the tax credit derived from applying the standard UK Corporation Tax rate to the results for the period.

The Group has recognised a deferred tax asset at 31 March 2011 of £6,299 million (31 December 2010 - £6,373 million), of which £3,770 million (31 December 2010 - £3,849 million) relates to carried forward trading losses in the UK. Under UK tax legislation, these UK losses can be carried forward indefinitely to be utilised against profits arising in the future. The Group has considered the carrying value of this asset as at 31 March 2011 and concluded that it is recoverable based on future profit projections.

Notes (continued)

7. (Loss)/profit attributable to non-controlling interests
	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
	£m	£m	£m

Trust preferred securities	-	-	10
RBS Sempra Commodities JV	(9)	(11)	-
ABN AMRO
- RFS Holdings minority interest	10	49	332
- other	-	(1)	-
RBS Life Holdings	-	9	4
Other	(2)	(8)	(2)

(Loss)/profit attributable to non-controlling interests	(1)	38	344

8. Earnings per ordinary and B share
Earnings per ordinary and B share have been calculated based on the following:

Quarter ended
	31 March 2011	31 December 2010	31 March 2010
	£m	£m	£m

Earnings
(Loss)/profit from continuing operations attributable to ordinary and B shareholders	(530)	12	(244)

Profit/(loss) from discontinued operations attributable to ordinary and B shareholders	2	-	(4)

Ordinary shares in issue during the period (millions)	56,798	56,166	56,238
B shares in issue during the period (millions)	51,000	51,000	51,000

Weighted average number of ordinary and B shares in issue during the period (millions)	107,798	107,166	107,238

Basic loss per ordinary and B share from continuing operations	(0.5p)	-	(0.2p)
Fair value of own debt	0.3p	(0.4p)	0.1p
Asset Protection Scheme credit default swap - fair value changes	0.3p	0.5p	0.3p
Amortisation of purchased intangible assets	-	0.1p	-
Integration and restructuring costs	0.2p	0.3p	0.1p
Strategic disposals	-	(0.5p)	-
Bonus tax	-	-	0.1p

Adjusted earnings per ordinary and B share from continuing operations	0.3p	-	0.4p
Loss from Non-Core attributable to ordinary and B shareholders	0.3p	0.4p	0.9p

Core adjusted earnings per ordinary and B share from continuing operations	0.6p	0.4p	1.3p
Core impairment losses	0.3p	0.3p	0.5p

Pre-impairment Core adjusted earnings per ordinary and B share	0.9p	0.7p	1.8p

Memo: Core adjusted earnings per ordinary and B share from continuing operations assuming normalised tax rate of 26.5% (2010 - 28.0%)	1.4p	1.1p	1.5p

Notes (continued)

9. Segmental analysis

Analysis of divisional operating profit/(loss)
The following tables provide an analysis of the divisional profit/(loss) for the quarters ended 31 March 2011, 31 December 2010 and 31 March 2010, by main income statement captions. The divisional income statements on pages 22 to 56 reflect certain presentational reallocations as described in the notes below. These do not affect the overall operating profit/(loss).

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 31 March 2011	£m	£m	£m	£m	£m	£m	£m

UK Retail	1,076	304	1,380	(678)	-	(194)	508
UK Corporate	689	332	1,021	(423)	-	(105)	493
Wealth	167	114	281	(196)	-	(5)	80
Global Transaction Services	260	282	542	(335)	-	(20)	187
Ulster Bank	169	51	220	(136)	-	(461)	(377)
US Retail & Commercial	451	243	694	(504)	-	(110)	80
Global Banking & Markets (1)	180	2,200	2,380	(1,306)	-	24	1,098
RBS Insurance (2)	88	982	1,070	(219)	(784)	-	67
Central items	(28)	(13)	(41)	(1)	-	(1)	(43)

Core	3,052	4,495	7,547	(3,798)	(784)	(872)	2,093
Non-Core (3)	250	236	486	(323)	(128)	(1,075)	(1,040)

	3,302	4,731	8,033	(4,121)	(912)	(1,947)	1,053
Fair value of own debt (4)	-	(480)	(480)	-	-	-	(480)
Asset Protection Scheme credit default swap - fair value changes (5)	-	(469)	(469)	-	-	-	(469)
Amortisation of purchased intangible assets	-	-	-	(44)	-	-	(44)
Integration and restructuring costs	(2)	(4)	(6)	(139)	-	-	(145)
Strategic disposals	-	(23)	(23)	-	-	-	(23)
Bonus tax	-	-	-	(11)	-	-	(11)
RFS Holdings minority interest	1	2	3	-	-	-	3

Total statutory	3,301	3,757	7,058	(4,315)	(912)	(1,947)	(116)

Notes:
(1)
Reallocation of £13 million between net interest income and non-interest income in respect of funding costs of rental assets, £10 million and to record interest on financial assets and liabilities designated as at fair value profit or loss, £3 million.

(2)
Total income includes £64 million investment income, £53 million in net interest income and £11 million in non-interest income. Reallocation of £35 million between non-interest income and net interest income in respect of instalment income.

(3)
Reallocation of £53 million between net interest income and non-interest income in respect of funding costs of rental assets, £51 million and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £2 million.

(4)	Comprises £186 million loss included in 'Income from trading activities' and £294 million loss included in 'Other operating income' on a statutory basis.
(5)	Included in 'Income from trading activities' on a statutory basis.

Notes (continued)

9. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 31 December 2010	£m	£m	£m	£m	£m	£m	£m

UK Retail (1)	1,088	402	1,490	(679)	(31)	(222)	558
UK Corporate	653	330	983	(431)	-	(219)	333
Wealth	160	111	271	(178)	-	(6)	87
Global Transaction Services	263	375	638	(368)	-	(3)	267
Ulster Bank	187	56	243	(138)	-	(376)	(271)
US Retail & Commercial	467	231	698	(529)	-	(105)	64
Global Banking & Markets (2)	214	1,373	1,587	(1,065)	-	5	527
RBS Insurance (3)	96	1,016	1,112	(223)	(898)	-	(9)
Central items	92	24	116	11	(8)	(4)	115

Core	3,220	3,918	7,138	(3,600)	(937)	(930)	1,671
Non-Core (4)	358	(37)	321	(481)	(245)	(1,211)	(1,616)

	3,578	3,881	7,459	(4,081)	(1,182)	(2,141)	55
Fair value of own debt (5)	-	582	582	-	-	-	582
Asset Protection Scheme credit default swap - fair value changes (6)	-	(725)	(725)	-	-	-	(725)
Amortisation of purchased intangible assets	-	-	-	(96)	-	-	(96)
Integration and restructuring costs	-	-	-	(299)	-	-	(299)
Strategic disposals	-	502	502	-	-	-	502
Bonus tax	-	-	-	(15)	-	-	(15)
Write-down of goodwill and intangible assets	-	-	-	(10)	-	-	(10)
RFS Holdings minority interest	2	2	4	(6)	-	-	(2)

Total statutory	3,580	4,242	7,822	(4,507)	(1,182)	(2,141)	(8)

Notes:
(1)	Reallocation of bancassurance claims of £31 million from non-interest income.
(2)
Reallocation of £31 million between net interest income and non-interest income in respect of funding costs of rental assets, £11 million and to record interest on financial assets and liabilities designated as at fair value profit or loss, £20 million.

(3)
Total income includes £77 million investment income, £58 million in net interest income and £19 million in non-interest income. Reallocation of £38 million between non-interest income and net interest income in respect of instalment income.

(4)
Reallocation of £61 million between net interest income and non-interest income in respect of funding costs of rental assets, £57 million and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £4 million.

(5)	Comprises £110 million gain included in 'Income from trading activities' and £472 million gain included in 'Other operating income' on a statutory basis.
(6)	Included in 'Income from trading activities' on a statutory basis.

Notes (continued)

9. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 31 March 2010	£m	£m	£m	£m	£m	£m	£m

UK Retail (1)	933	346	1,279	(723)	(29)	(387)	140
UK Corporate	610	329	939	(435)	-	(186)	318
Wealth	143	112	255	(189)	-	(4)	62
Global Transaction Services	217	390	607	(374)	-	-	233
Ulster Bank	188	53	241	(160)	-	(218)	(137)
US Retail & Commercial	468	252	720	(537)	-	(143)	40
Global Banking & Markets (2)	373	2,451	2,824	(1,294)	-	(32)	1,498
RBS Insurance (3)	96	1,041	1,137	(221)	(966)	-	(50)
Central items	7	197	204	142	(8)	(1)	337

Core	3,035	5,171	8,206	(3,791)	(1,003)	(971)	2,441
Non-Core (4)	499	418	917	(639)	(133)	(1,704)	(1,559)

	3,534	5,589	9,123	(4,430)	(1,136)	(2,675)	882
Fair value of own debt (5)	-	(169)	(169)	-	-	-	(169)
Asset Protection Scheme credit default swap - fair value changes (6)	-	(500)	(500)	-	-	-	(500)
Amortisation of purchased intangible assets	-	-	-	(65)	-	-	(65)
Integration and restructuring costs	-	-	-	(168)	-	-	(168)
Strategic disposals	-	53	53	-	-	-	53
Bonus tax	-	-	-	(54)	-	-	(54)
RFS Holdings minority interest	8	8	16	-	-	-	16

Total statutory	3,542	4,981	8,523	(4,717)	(1,136)	(2,675)	(5)

Notes:
(1)	Reallocation of bancassurance claims of £29 million from non-interest income.
(2)
Reallocation of £6 million between net interest income and non-interest income in respect of funding costs of rental assets, £9 million and to record interest on financial assets and liabilities designated as at fair value profit or loss, £3 million.

(3)
Total income includes £51 million of investment income, £54 million in net interest income and £3 million in non-interest income. Reallocation of £42 million between non-interest income and net interest income in respect of instalment income.

(4)	Reallocation of £69 million between net interest income and non-interest income in respect of funding costs of rental assets.
(5)	Comprises £41 million gain included in 'Income from trading activities' and £210 million loss included in 'Other operating income' on a statutory basis.
(6)	Included in 'Income from trading activities' on a statutory basis.

Notes (continued)

10. Financial instruments

Classification
The following tables analyse the Group's financial assets and liabilities in accordance with the categories of financial instruments in IAS 39: held-for-trading (HFT), designated as at fair value (DFV), available-for-sale (AFS), loans and receivables (LAR) and other financial instruments. Assets and liabilities outside the scope of IAS 39 are shown separately.

	HFT	DFV	AFS	LAR	Finance leases	Non financial assets	Total
31 March 2011	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-	-	59,591			59,591
Loans and advances to banks
- reverse repos	39,838	-	-	5,310			45,148
- other	26,377	6	-	32,921			59,304
Loans and advances to customers
- reverse repos	49,007	-	-	11,504			60,511
- other	17,540	1,053	-	465,673	9,882		494,148
Debt securities	113,139	332	111,128	6,785			231,384
Equity shares	19,134	1,051	2,027	-			22,212
Settlement balances	-	-	-	23,006			23,006
Derivatives (1)	361,048						361,048
Intangible assets						14,409	14,409
Property, plant and equipment						15,846	15,846
Deferred tax						6,299	6,299
Prepayments, accrued income and other assets	-	-	-	1,381		9,974	11,355
Assets of disposal groups						8,992	8,992

	626,083	2,442	113,155	606,171	9,882	55,520	1,413,253

For the note to this table refer to page 78.

Additional analyses on loans and advances, debt securities and derivatives are included in Risk and balance sheet management.

Notes (continued)

10. Financial instruments (continued)

Classification (continued)
	HFT	DFV	Other financial instruments (amortised cost)	Finance leases	Non financial liabilities	Total
31 March 2011	£m	£m	£m	£m	£m	£m

Liabilities
Deposits by banks
- repos	24,204	-	15,411			39,615
- other	25,234	-	38,595			63,829
Customer accounts
- repos	59,246	-	31,186			90,432
- other	13,704	4,933	409,837			428,474
Debt securities in issue	9,383	43,681	162,904			215,968
Settlement balances	-	-	21,394			21,394
Short positions	50,065	-	-			50,065
Derivatives (1)	360,625					360,625
Accruals, deferred income and other liabilities	-	-	1,560	476	21,033	23,069
Retirement benefit liabilities			-		2,257	2,257
Deferred tax			-		2,094	2,094
Insurance liabilities			-		6,754	6,754
Subordinated liabilities		1,064	25,451		-	26,515
Liabilities of disposal groups					6,376	6,376

Total liabilities	542,461	49,678	706,338	476	38,514	1,337,467

Equity						75,786

						1,413,253

For the note to this table refer to page 78.

Notes (continued)

10. Financial instruments (continued)

Classification (continued)

	HFT	DFV	AFS	LAR	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
31 December 2010	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-	-	57,014				57,014
Loans and advances to banks
- reverse repos	38,215	-	-	4,392				42,607
- other	26,082	-	-	31,829				57,911
Loans and advances to customers
- reverse repos	41,110	-	-	11,402				52,512
- other	19,903	1,100	-	471,308		10,437		502,748
Debt securities	98,869	402	111,130	7,079				217,480
Equity shares	19,186	1,013	1,999	-				22,198
Settlement balances	-	-	-	11,605				11,605
Derivatives (1)	427,077							427,077
Intangible assets							14,448	14,448
Property, plant and equipment							16,543	16,543
Deferred tax							6,373	6,373
Prepayments, accrued income and other assets	-	-	-	1,306			11,270	12,576
Assets of disposal groups							12,484	12,484

	670,442	2,515	113,129	595,935		10,437	61,118	1,453,576

Liabilities
Deposits by banks
- repos	20,585	-			12,154			32,739
- other	28,216	-			37,835			66,051
Customer accounts
- repos	53,031	-			29,063			82,094
- other	14,357	4,824			409,418			428,599
Debt securities in issue	7,730	43,488			167,154			218,372
Settlement balances	-	-			10,991			10,991
Short positions	43,118	-						43,118
Derivatives (1)	423,967							423,967
Accruals, deferred income and other liabilities	-	-			1,793	458	20,838	23,089
Retirement benefit liabilities					-		2,288	2,288
Deferred tax					-		2,142	2,142
Insurance liabilities					-		6,794	6,794
Subordinated liabilities		1,129			25,924			27,053
Liabilities of disposal groups							9,428	9,428

Total liabilities	591,004	49,441			694,332	458	41,490	1,376,725

Equity								76,851

								1,453,576

Note:
(1)	Held for trading derivatives include hedging derivatives.

Notes (continued)

10. Financial instruments (continued)

Financial instruments carried at fair value
Refer to Note 12 Financial instruments - valuation of the 2010 Annual Report and Accounts for valuation techniques.

Certain aspects relating to the valuation of financial instruments carried at fair value are discussed below.

Valuation reserves
When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, liquidity and credit risk.

The table below shows the valuation reserves and adjustments.
	31 March 2011	31 December 2010
	£m	£m

Credit valuation adjustments (CVA)
Monoline insurers	2,178	2,443
Credit derivative product companies (CDPCs)	445	490
Other counterparties	1,629	1,714

	4,252	4,647
Bid-offer, liquidity and other reserves	2,931	2,797

	7,183	7,444

CVA represent an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk inherent in counterparty derivative exposures.

Key points
•	The decrease in monoline CVA was driven by a reduction in exposure mainly due to higher prices of underlying reference instruments (see page 108).

•	The CDPC CVA reduced as exposure decreased reflecting decline in relative value of senior tranches partially offset by wider credit spreads of the underlying portfolios (see page 108).

•	CVA held against exposures to other counterparties decreased due to tighter credit spreads (specifically European names), changes to risk parameters and realised defaults.

Own credit
	Debt securities in issue £m	Subordinated liabilities £m	Total £m	Derivatives £m	Total £m
Cumulative own credit adjustment

31 March 2011	1,566	372	1,938	447	2,385
31 December 2010	2,091	325	2,416	534	2,950

Carrying values of underlying liabilities	£bn	£bn	£bn

31 March 2011	53.1	1.1	54.2
31 December 2010	51.2	1.1	52.3

Notes (continued)

10. Financial instruments (continued)

Valuation hierarchy

	31 March 2011				31 December 2010
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Loans and advances to banks
- reverse repos	-	39.8	-	39.8	-	38.2	-	38.2
- collateral	-	25.3	-	25.3	-	25.1	-	25.1
- other	-	0.4	0.7	1.1	-	0.6	0.4	1.0

	-	65.5	0.7	66.2	-	63.9	0.4	64.3

Loans and advances to customers
- reverse repos	-	49.0	-	49.0	-	41.1	-	41.1
- collateral	-	12.8	-	12.8	-	14.4	-	14.4
- other	-	5.3	0.5	5.8	-	6.2	0.4	6.6

	-	67.1	0.5	67.6	-	61.7	0.4	62.1

Debt securities
- government	117.2	17.8	-	135.0	110.2	13.7	-	123.9
- MBS (1)	-	52.9	0.4	53.3	-	49.5	0.7	50.2
- CDOs (2)	-	0.9	2.4	3.3	-	1.0	2.4	3.4
- CLOs (3)	-	3.4	2.1	5.5	-	3.6	2.1	5.7
- other ABS (4)	-	3.6	1.2	4.8	-	4.0	1.4	5.4
- corporate	-	9.3	0.8	10.1	-	7.7	0.9	8.6
- banks and building societies	0.1	11.7	0.3	12.1	0.1	12.2	0.7	13.0
- other	-	0.5	-	0.5	-	0.2	-	0.2

	117.3	100.1	7.2	224.6	110.3	91.9	8.2	210.4

Equity shares	18.6	2.6	1.0	22.2	18.4	2.8	1.0	22.2

Derivatives
- foreign exchange	-	73.5	0.1	73.6	-	83.2	0.1	83.3
- interest rate	0.2	257.4	1.4	259.0	1.7	308.3	1.7	311.7
- equities and commodities	-	5.2	0.5	5.7	0.1	4.9	0.2	5.2
- credit - APS (5)	-	-	0.1	0.1	-	-	0.6	0.6
- credit - other	-	20.0	2.6	22.6	-	23.2	3.1	26.3

	0.2	356.1	4.7	361.0	1.8	419.6	5.7	427.1

Total	136.1	591.4	14.1	741.6	130.5	639.9	15.7	786.1

Proportion	18.4%	79.7%	1.9%	100%	16.6%	81.4%	2.0%	100%

Of which
Core	134.9	572.6	6.5	714.0	129.4	617.6	7.2	754.2
Non-Core	1.2	18.8	7.6	27.6	1.1	22.3	8.5	31.9

Total	136.1	591.4	14.1	741.6	130.5	639.9	15.7	786.1

For notes to this table refer to page 82.

Notes (continued)

10. Financial instruments (continued)

Valuation hierarchy (continued)

The following table details AFS assets included in total assets on page 80.

	31 March 2011				31 December 2010
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Debt securities
- government	51.3	7.1	-	58.4	53.0	6.4	-	59.4
- MBS (1)	-	32.8	0.2	33.0	-	31.1	0.4	31.5
- CDOs (2)	-	0.5	1.4	1.9	-	0.6	1.4	2.0
- CLOs (3)	-	3.2	1.2	4.4	-	3.5	1.5	5.0
- other ABS (4)	-	2.5	1.1	3.6	-	2.9	1.1	4.0
- corporate	-	2.0	-	2.0	-	2.0	-	2.0
- banks and building societies	0.1	7.7	-	7.8	0.1	7.1	-	7.2

	51.4	55.8	3.9	111.1	53.1	53.6	4.4	111.1
Equity shares	0.3	1.4	0.3	2.0	0.3	1.4	0.3	2.0

Total	51.7	57.2	4.2	113.1	53.4	55.0	4.7	113.1

Of which
Core	51.4	51.4	0.9	103.7	52.8	49.2	1.0	103.0
Non-Core	0.3	5.8	3.3	9.4	0.6	5.8	3.7	10.1

Total	51.7	57.2	4.2	113.1	53.4	55.0	4.7	113.1

For notes to this table refer to page 82.

Notes (continued)

10. Financial instruments (continued)

Valuation hierarchy (continued)

	31 March 2011				31 December 2010
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Liabilities	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Deposits by banks
- repos	-	24.2	-	24.2	-	20.6	-	20.6
- collateral	-	23.6	-	23.6	-	26.6	-	26.6
- other	-	1.6	-	1.6	-	1.6	-	1.6

	-	49.4	-	49.4	-	48.8	-	48.8

Customer accounts
- repos	-	59.2	-	59.2	-	53.0	-	53.0
- collateral	-	8.5	-	8.5	-	10.4	-	10.4
- other	-	10.0	0.1	10.1	-	8.7	0.1	8.8

	-	77.7	0.1	77.8	-	72.1	0.1	72.2

Debt securities in issue	-	50.5	2.6	53.1	-	49.0	2.2	51.2

Short positions	40.4	8.8	0.9	50.1	35.0	7.3	0.8	43.1

Derivatives
- foreign exchange	-	78.7	0.3	79.0	0.1	89.3	-	89.4
- interest rate	0.1	249.9	0.5	250.5	0.2	298.0	1.0	299.2
- equities and commodities	-	8.7	0.7	9.4	0.1	9.6	0.4	10.1
- credit	-	21.4	0.3	21.7	-	25.0	0.3	25.3

	0.1	358.7	1.8	360.6	0.4	421.9	1.7	424.0

Subordinated liabilities	-	1.1	-	1.1	-	1.1	-	1.1

Total	40.5	546.2	5.4	592.1	35.4	600.2	4.8	640.4

Proportion	6.9%	92.2%	0.9%	100%	5.5%	93.7%	0.8%	100%

Of which
Core	40.5	536.2	4.4	581.1	35.4	586.9	3.8	626.1
Non-Core	-	10.0	1.0	11.0	-	13.3	1.0	14.3

Total	40.5	546.2	5.4	592.1	35.4	600.2	4.8	640.4

Notes:
(1)	Mortgage-backed securities.
(2)	Collateralised debt obligations.
(3)	Collateralised loan obligations.
(4)	Asset-backed securities.
(5)	Asset Protection Scheme.

Notes (continued)

10. Financial instruments (continued)

Valuation hierarchy (continued)

Key points
•
Total assets carried at fair value decreased by £44.5 billion in the quarter to £741.6 billion, principally in derivatives (£66.1 billion) and collateral (£1.4 billion), partially offset by higher debt securities (£14.2 billion) and reverse repos (£9.5 billion).

•
Total liabilities carried at fair value decreased by £48.3 billion to £592.1 billion, mainly in derivatives (£63.4 billion) and collateral (£4.9 billion) offset by higher debt securities in issue (£1.9 billion), repos (£9.8 billion) and short positions (£7.0 billion).

•
Level 3 assets decreased by £1.6 billion to £14.1 billion, mainly reflecting French bank bond disposals and increased observability and liquidity in debt securities and credit derivatives. The APS derivative decreased from £550 million to £81 million primarily due to reduction in covered assets.

•	Level 3 liabilities increased by £0.6 billion to £5.4 billion primarily due to refinements to structured note classifications in RBS N.V..

•
The favourable and unfavourable effects of reasonably possible alternative assumptions on level 3 instruments were £1,730 million and £1,190 million respectively excluding £660 million and £400 million relating to the APS derivative. These sensitivities are calculated at sub- portfolio level and hence these aggregated figures do not reflect the correlation between some of the sensitivities.

Notes (continued)

11. Available-for-sale financial assets

During Q1 2011 gains were realised, mainly in Group Treasury (£163 million), which were offset by adverse movements relating to IFRS volatility and other volatile Treasury items.

	Quarter ended
	31 March 2011	31 December 2010
Available-for-sale reserve	£m	£m

At beginning of period	(2,037)	(1,242)
Unrealised gains/(losses)	162	(1,148)
Realised (gains)/losses	(197)	16
Tax	9	337

At end of period	(2,063)	(2,037)

The above table excludes gains attributable to non-controlling interests of £2 million (Q4 2010 - £1 million loss).

12. Contingent liabilities and commitments

	31 March 2011			31 December 2010
	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

Contingent liabilities
Guarantees and assets pledged as collateral security	26,849	3,156	30,005	28,859	2,242	31,101
Other contingent liabilities	11,407	469	11,876	11,833	421	12,254

	38,256	3,625	41,881	40,692	2,663	43,355

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend	236,096	18,460	254,556	245,425	21,397	266,822
Other commitments	953	2,494	3,447	1,560	2,594	4,154

	237,049	20,954	258,003	246,985	23,991	270,976

Total contingent liabilities and commitments	275,305	24,579	299,884	287,677	26,654	314,331

Additional contingent liabilities arise in the normal course of the Group's business. It is not anticipated that any material loss will arise from these transactions.

Notes (continued)

13. Litigation and investigations developments
Except for the developments noted below, there have been no material changes to the litigation or investigations as disclosed in the Annual Results for the year ended 31 December 2010.

Personal current accounts
On 29 March 2011, the Office of Fair Trading (OFT) published its update report in relation to personal current accounts. This noted further progress in improving consumer control over the use of unarranged overdrafts. In particular, the Lending Standards Board has led on producing standards and guidance included in a revised Lending Code published on 31 March 2011. The OFT will continue to monitor the market and will consider the need for, and appropriate timing of, further update reports in light of other developments, in particular the work of the Independent Commission on Banking. The OFT intends to conduct a more comprehensive review of the market in 2012.

Independent Commission on Banking
On 16 June 2010, HM Treasury published the terms of reference for the Government's Independent Commission on Banking (ICB). The ICB is considering the structure of the United Kingdom banking sector and is looking at structural and non-structural measures to reform the banking system and to promote competition. It is mandated to formulate policy recommendations with a view to: (i) reducing systemic risk in the banking sector, exploring the risk posed by banks of different size, scale and function; (ii) mitigating moral hazard in the banking system; (iii) reducing the likelihood and impact of a bank's failure; and (iv) promoting competition in retail and investment banking with a view to ensuring that the needs of banks' customers are served efficiently and considering the extent to which large banks can gain competitive advantage from being perceived as "too big to fail".

The ICB published its Interim Report on 11 April 2011 which contains the ICB's suggestions for changes to the UK banking sector. The report is complex, and while its proposals have potential implications for the Group and many of its stakeholders, they require further clarification and elaboration if they are to be implemented. At this stage it is not possible to estimate the effect of the ICB's report and recommendations upon the Group, if any.

The ICB reports to the Cabinet Committee on Banking Reform and is required to produce a final report by the end of September 2011.

Notes (continued)

13. Litigation and investigations developments (continued)

US dollar clearing activities
In May 2010, following a criminal investigation by the United States Department of Justice (DoJ) into its dollar clearing activities, Office of Foreign Assets Control compliance procedures and other Bank Secrecy Act compliance matters, RBS NV formally entered into a Deferred Prosecution Agreement (DPA) with the DoJ resolving the investigation. The investigation was in relation to activities before the Consortium Members acquired ABN AMRO Holding N.V. (now known as RBS Holdings N.V.). The agreement was signed by RBS NV and is binding on that entity and its subsidiaries. Pursuant to the DPA, RBS NV paid a penalty of US$500 million and agreed that it will comply with the terms of the DPA and continue to co-operate fully with any further investigations. Payment of the penalty was made from a provision established in April 2007 when an agreement in principle to settle was first announced. At the joint request of the DoJ and RBS NV, in order to allow RBS NV sufficient time to fulfil its obligations, the U.S. District Court, on 6 April 2011, extended the duration of the DPA until 31 December 2011. Upon satisfaction of the conditions of the DPA within that period, the matter will be fully resolved. Failure to comply with the terms of the DPA could result in the DoJ recommencing its investigations, the outcome of which would be uncertain and could result in public censure and fines or have an adverse effect on RBS Holdings N.V.'s operations, any of which could have a material adverse effect on its business, reputation, results of operation and financial condition.

Payment Protection Insurance (PPI)
Following unsuccessful negotiations with the industry, the Financial Services Authority (FSA) issued consultation papers on PPI complaint handling and redress in September 2009 and again in March 2010. The FSA published its final policy statement on 10 August 2010 and instructed firms to implement the measures contained in it by 1 December 2010. The new rules impose significant changes with respect to the handling of mis-selling PPI complaints. On 8 October 2010, the British Bankers' Association (BBA) filed an application for judicial review of the FSA's policy statement and of related guidance issued by the Financial Ombudsman Service (FOS). The application was heard in January 2011. On 20 April 2011 the High Court issued judgment in favour of the FSA and the FOS.  The BBA is considering whether to appeal the judgment. At this time, the Group is unable reliably to estimate any potential financial liability, although it could prove to be material.

LIBOR Investigation
The US Commodity Futures Trading Commission, the US Securities and Exchange Commission and the European Commission are conducting investigations into the submission of various LIBOR rates by relevant panel banks. As a panel bank in each instance, RBS Group is co-operating with these investigations and is keeping other relevant regulators informed. It is not possible to estimate with any certainty what effect these investigations and any related developments may have on the Group.

14. Other developments

Bank levy
The UK bank levy announced in the June 2010 Budget has been included in the Finance Bill 2011 published in March 2011. The levy is an annual charge based on period-end equity and liabilities. The legislation has yet to be enacted and no amounts have been accrued for the levy in the Group's Q1 2011 results. The estimated cost for 2011 is in the region of £350 million to £400 million.

Notes (continued)

14. Other developments (continued)

Proposed transfers of a substantial part of the business activities of RBS N.V. to The Royal Bank of Scotland plc (RBS plc)
On 19 April 2011, the Group announced its intention to transfer a substantial part of the business activities of RBS N.V. to RBS plc (the "Proposed Transfers"), subject, amongst other matters, to regulatory and other approvals, further tax and other analysis in respect of the assets and liabilities to be transferred and employee consultation procedures.

The Proposed Transfers will streamline the manner in which the GBM and GTS businesses of the Group interact with clients with simplified access to the GBM and GTS product suites.

It is expected that the Proposed Transfers will be implemented on a phased basis over a period ending 31 December 2013. A large part of the Proposed Transfers (including the transfers of certain securities issued by RBS N.V.) is expected to have taken place by the end of 2012.

Rating agencies
The Group and RBS plc's long term and short term ratings have remained unchanged in the quarter. On 9 March 2011, Standard & Poor's affirmed the A+ counterparty rating of RBS plc and upgraded its standalone credit profile from BBB+ to A-. The agency highlighted that they expect RBS plc's standalone credit profile to move toward the A+ counterparty rating by 2012 if continued progress is made, following the strategic plan. The counterparty rating contains 2 notches of uplift to account for the systemic importance of RBS.

Gender equality in insurance contracts
On 1 March 2011, the European Court of Justice (ECJ) upheld a ruling that insurers are no longer allowed to use gender as a rating factor across the insurance industry. This will have a significant impact on the insurance industry in calculating premiums and determining benefits. The Group is currently working through the findings, and any consequences arising will be rectified by December 2012 in line with the ruling from the ECJ. At this stage, it is not possible to estimate the impact which the ECJ's ruling may have on the Group's businesses, financial position or profitability.

15. Date of approval
This announcement was approved by the Board of directors on 5 May 2011.

16. Post balance sheet events
There have been no significant events between 31 March 2011 and the date of approval of this announcement which would require a change to or additional disclosure in the announcement.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 6 May 2011

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary